UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On September 22, 2025, Youxin Technology Ltd (the “Company”) entered into a definitive agreement (the “Agreement”) with Celnet Technology Co., Ltd. (“Celnet”), a provider of information integration and management solutions for businesses and the largest Salesforce.com partner in China, to acquire 51% of the equity interests in Celnet.

Pursuant to the Agreement, the Company agrees to acquire 51% of the equity interests in Celnet in consideration of the sum of RMB 5,236,680 in cash (approximately US$736,461), plus equity and cash incentives (upon the achievement of performance targets), subject to certain terms.

Celnet is one of the largest partners and platinum partners of Salesforce in China. It brings a high level of industry recognition in the region and is a leader in embedding AI into enterprise CRM solutions. Supported by its highly skilled team, 90% of whom are Salesforce-certified, Celnet has successfully delivered more than 580 projects for over 350 enterprise clients, including Ayrton SAS, Ant International and so on, demonstrating proven expertise in managing large-scale, complex CRM implementations. Leveraging Salesforce CRM solutions, Celnet enables embedded AI for task automation and advances toward AI Agent maturity, moving beyond single-domain tasks to orchestrating complex, multi-domain collaboration and agent-to-agent coordination.

The parties expect to complete the acquisition before November 2025.

On September 23, 2025, the Company issued a press release announcing the Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index:

Exhibit No.	Description
99.1	Press Release, dated September 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: September 23, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer